                                                                    EXHIBIT 12.1

        COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The Company's ratios of earnings to fixed charges for the three months ended March 31, 1997 and for the five years ended December 31, 1996 were as follows:

                                  THREE
                                 MONTHS
                                  ENDED
                                  MARCH
                                   31,                      YEARS ENDED DECEMBER 31,
                                 -------     -------------------------------------------------------
                                  1997        1996        1995        1994        1993        1992
                                 -------     -------     -------     -------     -------     -------
                                                       (DOLLARS IN THOUSANDS)
Net income.....................  $ 8,764     $33,848     $29,841     $20,282     $23,739     $18,539
Extraordinary loss on debt, net
  of tax.......................    1,037          --          --          --          --          --
Cumulative effect of change in
  accounting for income
  taxes........................       --          --          --          --          --      (1,697)
Income tax expense.............    3,080       9,980       8,572       2,753       4,220       2,622
                                 -------     -------     -------     -------     -------     -------
Pretax earnings................  $12,881     $43,828     $38,413     $23,035     $27,959     $19,464
                                 -------     -------     -------     -------     -------     -------
Fixed charges:
Interest on borrowed funds and
  amortization of debt issuance
  costs........................    2,507       6,503       6,496       6,469       6,454       1,668
Portion of rental expense which
  approximates the interest
  factor.......................  $    83     $   323     $   309     $   316     $   251     $   240
                                 -------     -------     -------     -------     -------     -------
Total fixed charges............  $ 2,590     $ 6,826     $ 6,805     $ 6,785     $ 6,705     $ 1,908
                                 -------     -------     -------     -------     -------     -------
Earnings (for ratio
  calculation).................  $15,471     $50,654     $45,218     $29,820     $34,664     $21,372
                                 =======     =======     =======     =======     =======     =======
Ratio of earnings to fixed
  charges......................      6.0         7.4         6.6         4.4         5.2        11.2
                                 =======     =======     =======     =======     =======     =======

     For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent net income before extraordinary item plus applicable income taxes, cumulative effect of accounting change and fixed charges. "Fixed charges" include gross interest expense (other than on deposits) and the proportion deemed representative of the interest factor of rent expense.